(Orrick, Herrington & Sutcliffe LLP)

May 27, 2005	Hsinya Shen
(650) 614-7340
hshen@orrick.com

via Facsimile and EDGAR

CONFIDENTIAL

Securities and Exchange Commission
Division of Corporate Finance
Room 6111
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Angela Crane

Re:	ESS Technology, Inc.

Ladies and Gentlemen:

In response to Angela Crane’s letter dated May 3, 2005, setting forth the Staff’s comments regarding the fiscal year 2004 10-K of ESS Technology, Inc. (the “Company”), the Company intends to file by EDGAR its responses to the Staff’s comments by Tuesday, May 31, 2005 instead of Monday, May 30, 2005 due to the Federal holiday.

Please advise Hsinya Shen of this office at (650) 614-7340 if you have any questions regarding the foregoing.

Sincerely,

/s/ Hsinya Shen
Hsinya Shen

cc: Jim Boyd